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                                                    Filed Pursuant to Rule 424B2
                                                      Registration No. 333 56512

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 25, 2001

4,500,000 SHARES

ALTEON INC.
                                                                   [ALTEON LOGO]

COMMON STOCK

                            ------------------------

     We are selling 4,500,000 shares of common stock with this prospectus supplement and the accompanying prospectus. The last reported sale price of our common stock on July 24, 2001 was $3.00 per share. Our common stock is listed for trading on the American Stock Exchange under the symbol "ALT".

                            ------------------------

     THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price.......................................    $2.25      $10,125,000
Underwriting Discount.......................................    $0.12      $   540,000
Proceeds to Alteon Inc. (before expenses)...................    $2.13      $ 9,585,000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           U.S. BANCORP PIPER JAFFRAY

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JULY 25, 2001.
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                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
About this Prospectus Supplement............................  S-1
Recent Developments.........................................  S-1
Use of Proceeds.............................................  S-1
Dilution....................................................  S-1
Underwriting................................................  S-2
Legal Matters...............................................  S-3
Experts.....................................................  S-3

PROSPECTUS
Alteon Inc..................................................    3
Risk Factors................................................    4
Forward Looking Statements..................................   12
Use of Proceeds.............................................   12
Plan of Distribution........................................   12
Dividend Policy.............................................   12
Legal Matters...............................................   13
Experts.....................................................   13
Where You Can Find More Information.........................   13
Incorporation of Certain Documents by Reference.............   13

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS
SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN ANY OF THESE DOCUMENTS. THE INFORMATION CONTAINED IN THESE DOCUMENTS IS ACCURATE ONLY AS OF THE DATE OF EACH DOCUMENT, AS THE CASE MAY BE, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS OR OF ANY SALE OF COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY CHANGE AFTER THE DATE SET FORTH IN EACH DOCUMENT IN WHICH THE INFORMATION IS PRESENTED.

                            ------------------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We provide information to you about this offering of shares of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering; and (b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined.

     If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that is based on the beliefs of our management, as well as assumptions made by, and the information currently available to, our management. When used in these documents, the words "believe," "expect," "anticipate," "intend," "estimate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in the prospectus.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, as the case may be. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

                              RECENT DEVELOPMENTS

     On July 9, 2001, we announced that we began the Phase IIb "SAPPHIRE" (Systolic and Pulse Pressure Hemodynamic Improvement by Restoring Elasticity) trial of our lead crosslink breaker compound, ALT-711, in patients with isolated systolic hypertension. ALT-711, which is an orally active compound, will be tested in 450 patients at approximately 40 sites throughout the United States. Recruited patients will receive ALT-711 tablets once a day for six months, in addition to their existing medications. The SAPPHIRE trial will consist of five treatment arms, comprised of four different dose levels of ALT-711 plus placebo.

                                USE OF PROCEEDS

     We expect the net proceeds from this sale of common stock to be approximately $9.4 million after deducting estimated expenses. We intend to use the net proceeds from the sale of the common stock to fund research and development, primarily in connection with our Phase IIb trial of ALT-711, and for general corporate purposes, including further expansion of our product pipeline. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                    DILUTION

     Our net tangible book value as of March 31, 2001 was approximately $8.8 million or $0.39 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which consists of tangible assets less total liabilities, by the number of shares of common stock outstanding at that date. Without taking into account any other changes in the net tangible book value after March 31, 2001, other than to give effect to our receipt of the estimated net proceeds from this sale of 4,500,000 shares of common stock at an offering price of $2.25 per share, less estimated offering expenses, our net tangible book value as of March 31, 2001, after giving effect to the items above would have been approximately $18.2 million or $0.67 per share. This represents an immediate increase in the net tangible book value per share of $0.28 per share to existing stockholders and an immediate dilution of $1.58 per share to new investors. The following table illustrates this per share dilution:

Offering Price..............................................          $2.25
Net Tangible Book Value Per Share Before the Offering.......  $0.39
Increase in Net Tangible Book Value Per Share After the
  Offering..................................................  $0.28
                                                              -----
Net Tangible Book Value Per Share After the Offering........          $0.67
                                                                      -----
Dilution Per Share to New Investors.........................          $1.58
                                                                      =====

     This table is based on the number of outstanding shares of common stock as of March 31, 2001 and does not include the following:

     - 2,685,977 shares of common stock issuable upon conversion of our outstanding Series G Preferred Stock as of June 30, 2001;

     - 8,066,149 shares of common stock issuable upon conversion of our outstanding Series H Preferred Stock as of June 30, 2001;

     - 4,295,471 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2001 at a weighted average exercise price of $3.18 per share; and

     - 1,133,636 and 60,000 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2001 at an exercise price of $3.40 and $4.025, respectively.

                                  UNDERWRITING

     We have entered into underwriting agreements with U.S. Bancorp Piper Jaffray Inc. with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, we have agreed to sell to U.S. Bancorp Piper Jaffray Inc., and U.S. Bancorp Piper Jaffray Inc. has agreed to purchase from us, the 4,500,000 shares of common stock offered hereby at $2.13 per share.

     The underwriting agreements provide that the obligation of U.S. Bancorp Piper Jaffray Inc. to purchase shares of common stock is subject to the approval of certain legal matters by counsel and to certain other conditions, including that if any of the shares of common stock are purchased by U.S. Bancorp Piper Jaffray Inc. all such shares of common stock must be so purchased.

     We have been advised by U.S. Bancorp Piper Jaffray Inc. that it proposes to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares of common stock are not sold at such initial public offering price, U.S. Bancorp Piper Jaffray Inc. may change the public offering price. Assuming that all of the shares of common stock are sold at the initial public offering price, the per share and total underwriting discounts and commissions that U.S. Bancorp Piper Jaffray Inc. will receive in connection with the offering will be as set forth in the following table:

                                                       PER SHARE       TOTAL
                                                       ---------    -----------
Public Offering Price................................    $2.25      $10,125,000
Underwriting Discount................................    $0.12      $   540,000
Proceeds to Alteon Inc. (before expenses)............    $2.13      $ 9,585,000

The underwriting discount and commission per share is equal to the public offering price per share of our common stock less the amount that U.S. Bancorp Piper Jaffray Inc. will pay us per share of our common stock.

     We, together with our executive officers and directors, have agreed not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of such common stock, or to cause a registration statement covering any shares of common stock to be filed, for a period of

                                       S-2
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90 days after the date of this prospectus supplement without the prior written consent of U.S. Bancorp Piper Jaffray Inc. subject to limited exceptions.

     U.S. Bancorp Piper Jaffray Inc. does not intend to sell more than 5% of the number of shares of common stock offered hereby to accounts over which it exercises discretionary authority.

     In connection with the offering, U.S. Bancorp Piper Jaffray Inc. may purchase or sell shares of common stock in the open market. These may include short sales and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by U.S. Bancorp Piper Jaffray Inc. in the offering, which creates a short position. "Covered" short sales are sales of common stock made in an amount up to the number of shares purchased in the offering. In determining the source of common stock to close out the covered short position, U.S. Bancorp Piper Jaffray Inc. will consider, among other things, the price of shares of common stock available for purchase in the open market. U.S. Bancorp Piper Jaffray Inc. may also make "naked" short sales of common stock in excess of the shares purchased in the offering. Transactions to close out the covered or naked short position involve purchases of the common stock in the open market after the distribution has been completed. A naked short position is more likely to be created if U.S. Bancorp Piper Jaffray Inc. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids or purchases of common stock in the open market while the offering is in progress.

     These activities by U.S. Bancorp Piper Jaffray Inc. may have the effect of preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market in the absence of these transactions. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the American Stock Exchange.

     We estimate that our share of the total expenses for the offering will be approximately $175,500. This amount includes approximately $12,500 for the SEC registration fee, $23,000 for NASD and exchange registration fees, $25,000 in legal fees and expenses, $45,000 in accounting fees and expenses, $50,000 for out-of-pocket expenses of U.S. Bancorp Piper Jaffray Inc., and $20,000 in miscellaneous, based in part upon estimates set forth in Item 14 of our Registration Statement on Form S-3, as amended.

     We have agreed to indemnify U.S. Bancorp Piper Jaffray Inc. against some liabilities, including liabilities under the Securities Act, or to contribute to the payments the underwriter may be required to make because of any of those liabilities.

     U.S. Bancorp Piper Jaffray Inc. may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

     Pursuant to an engagement letter executed on May 18, 2001, we retained U.S. Bancorp Piper Jaffray Inc. to act as our exclusive financial adviser, initial purchaser or sole placement agent with respect to a sale of securities. Subject to the terms of the engagement letter, U.S. Bancorp Piper Jaffray Inc. will be entitled to participate in future offerings of our equity securities that are entered into primarily to obtain financing.

                                 LEGAL MATTERS

     Smith, Stratton, Wise, Heher & Brennan, Princeton, New Jersey, will pass upon the validity of the securities offered hereby and some other legal matters on behalf of Alteon Inc. A member of Smith, Stratton, Wise, Heher & Brennan owns 13,250 shares of our common stock. Legal matters in connection with the offering will be passed upon for the underwriter by Morgan, Lewis & Bockius LLP.

                                    EXPERTS

     The financial statements incorporated by reference into this prospectus supplement and accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                       S-3
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                                4,500,000 SHARES

                                  ALTEON INC.

                                  COMMON STOCK

                                 [ALTEON LOGO]

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                             PROSPECTUS SUPPLEMENT
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                           U.S. BANCORP PIPER JAFFRAY

                                 JULY 25, 2001

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